                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)/1/

                                Stericycle, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    858912108
                  --------------------------------------------
                                 (CUSIP Number)

                  Thomas R. Reusche                    John P. Connaughton
           Madison Dearborn Partners, Inc.              Bain Capital, LLC
             Three First National Plaza               111 Huntington Avenue
               Chicago, Illinois 60602             Boston, Massachusetts 02199
                    312/895-1000                          617/516-2000



                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 13, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 48 Pages

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 2 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Fund VI, L.P.
      04-3405560
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            942,946 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             942,946 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      942,946 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 3 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Partners VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             942,946 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          942,946 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      942,946 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 4 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Associates II
      04-3404818
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            166,887 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             166,887 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      166,887 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 5 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Associates II-B
      04-3404819
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,878 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,878 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,878 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 6 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Associates II-C
      04-3424217
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            48,987 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             48,987 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      48,987 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 7 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Trust Associates II
      04-3400371
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            47,754 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             47,754 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      47,754 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 8 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Trust Associates II-B
      04-3400372
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,621 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,621 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,621 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------
CUSIP No. 858912108                    13D       Page 9 of 48  Pages
         -----------                                 ---  ----
---------------------------------              ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PEP Investments Pty Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,143 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,143 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,143 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     -----------------------------
CUSIP No. 858912108                   13D              Page 10 of 48 Pages
          ---------                                         --    --
-----------------------------                     -----------------------------

===============================================================================
      NAME OF REPORTING PERSON
 1
      Bain Capital Investors, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,240,218 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   1,240,218 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,240,218 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     -----------------------------
CUSIP No. 858912108                   13D              Page 11 of 48 Pages
          ---------                                         --    --
-----------------------------                     -----------------------------

===============================================================================
      NAME OF REPORTING PERSON
 1
      Sankaty High Yield Asset Partners, L.P.
      04-3395139
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          34,325 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          34,325 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     -----------------------------
CUSIP No. 858912108                   13D              Page 12 of 48 Pages
          ---------                                         --    --
-----------------------------                     -----------------------------

===============================================================================
      NAME OF REPORTING PERSON
 1
      Sankaty High Yield Asset Investors, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             34,325 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                          0
     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

      WITH          10    34,325 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 13 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Sankaty Investors, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             34,325 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,325 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 14 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Sankaty High Yield Partners II, L.P.
      04-3490549
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            34,325 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             34,325 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 15 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Sankaty High Yield Asset Investors II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             34,325 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,325 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 16 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Sankaty Investors II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             34,325 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,325 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,325 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 17 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Brookside Capital Partners Fund, L.P.
      04-3313066
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            68,651 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             68,651 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      68,651 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 18 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Brookside Capital Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             68,651 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          68,651 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      68,651 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 19 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Brookside Capital Management, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             68,651 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          68,651 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      68,651 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 20 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,360,140 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,360,140 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,360,140 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       ------------------------
CUSIP No. 858912108                    13D         Page 21 of 48 Pages
          ---------                                     --    --
----------------------------                       ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Special Equity III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            30,201 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             30,201 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      30,201 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     -----------------------------
CUSIP No. 858912108                   13D              Page 22 of 48 Pages
          ---------                                         --    --
-----------------------------                     -----------------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Special Advisors Fund I, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,584 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                          5,584 (See Item 5)
     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

      WITH          10    0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,584 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     ----------------------------
CUSIP No. 858912108                   13D              Page 23 of 48 Pages
          ---------                                         --    --
-----------------------------                     ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,395,925 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                          0
     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

      WITH          10    1,395,925 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,395,925 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     ----------------------------
CUSIP No. 858912108                   13D              Page 24 of 48 Pages
          ---------                                         --    --
-----------------------------                     ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,395,925 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                          0
     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

      WITH          10    1,395,925 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,395,925 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on November 11, 1999, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 10, 2001, by the persons named therein is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

         Item 2. Identity and Background.

         Item 2 of the Statement hereby is amended by deleting the existing Item 2 in its entirety and replacing it as follows:

         This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 15,437.45 shares of Preferred Stock;

(ii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

(iii) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 2,732.19 shares of Preferred Stock;

(iv) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 347.57 shares of Preferred Stock;

(v) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of 802.00 shares of Preferred Stock;

(vi) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 781.81 shares of Preferred Stock;

(vii) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 124.77 shares of Preferred Stock;

(viii) PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of 51.45 shares of Preferred Stock;

(ix) Bain Capital Investors, LLC ("BCI"), a Delaware limited liability company, as the sole general partner of BCP VI (and successor to Bain Capital Investors VI, Inc.) and the managing partner of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B;

(x) Sankaty High Yield Asset Partners, L.P. ("Sankaty"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 561.96 shares of Preferred Stock;

(xi) Sankaty High Yield Asset Investors, L.L.C. ("Sankaty LLC"), a Delaware limited liability company, as the sole general partner of Sankaty;

(xii) Sankaty Investors, LLC ("Sankaty Investors"), a Delaware limited liability company, as the managing member of Sankaty LLC;

                               Page 25 of 48 Pages

(xiii) Sankaty High Yield Partners II, L.P. ("Sankaty II"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 561.96 shares of Preferred Stock;

(xiv) Sankaty High Yield Asset Investors II, LLC ("Sankaty II LLC"), a Delaware limited liability company, as the sole general partner of Sankaty II;

(xv) Sankaty Investors II, LLC ("Sankaty Investors II"), a Delaware limited liability company, as the managing member of Sankaty II LLC;

(xvi) Brookside Capital Partners Fund, L.P. ("Brookside"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,123.92 shares of Preferred Stock;

(xvii) Brookside Capital Investors, L.P. ("Brookside Investors"), a Delaware limited partnership, as the sole general partner of Brookside;

(xviii) Brookside Capital Management, LLC, a Delaware limited liability company ("BCM"), as the sole general partner of the Brookside Investors;

(xix) Madison Dearborn Capital Partners III, L.P. ("MDCP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 22,267.55 shares of Preferred Stock;

(xx) Madison Dearborn Special Equity III, L.P. ("MDSE"), Delaware limited partnership, by virtue of its direct beneficial ownership of 494.44 shares of Preferred Stock;

(xxi) Special Advisors Fund I, LLC ("SAF"), a Delaware limited liability company, by virtue of its direct beneficial ownership of 91.42 shares of Preferred Stock;

(xxii) Madison Dearborn Partners III, L.P. ("MDP III"), a Delaware limited partnership, as the sole general partner of MDCP, MDSE and SAF; and

(xxiii) Madison Dearborn Partners, LLC ("MDP"), a Delaware limited liability company, as the sole general partner of MDP III. Dispositive and voting powers of securities owned by MDP III is shared by MDP Inc. and an advisory committee of limited partners of MDP III (the "L.P. Committee").

          BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B are collectively referred herein as the "BCIP Entities." BCF VI, the BCIP Entities, PEP, Sankaty, Sankaty II and Brookside are collectively referred herein as the "Bain Investors." MDCP, MDSC and SAF are collectively referred herein as the "MDP Investors." The Bain Investors and the MDP Investors are collectively referred herein as the "Investors." The Bain Investors, BCP VI, BCI, Brookside Investors, BCM, Sankaty LLC, Sankaty Investors, Sankaty II LLC and Sankaty Investors II are collectively referred herein as the "Bain Reporting Persons." The MDP Investors, MDP III and MDP are collectively referred herein as the "MDP Reporting Persons." The Bain Reporting Persons and MDP Reporting Persons are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit A (which is incorporated herein by reference), pursuant to
             ---------
which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of

                               Page 26 of 48 Pages
information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

         As more fully discussed herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         Each of the Bain Investors is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI is principally engaged in the business of serving as the general partner for BCP VI and ultimate general partner of BCF VI and as the managing partner for the BCIP Entities. Brookside Investors is principally engaged in the business of serving as the general partner for Brookside. BCM is principally engaged in the business of serving as the general partner for Brookside Investors and ultimate general partner of Brookside. Sankaty LLC and Sankaty II LLC are principally engaged in the business of serving as the general partner for Sankaty and Sankaty II, respectively. Sankaty Investors and Sankaty Investors II are principally engaged in the business of serving as the managing member of Sankaty LLC and Sankaty II LLC, respectively, and ultimate general partners of Sankaty and Sankaty II, respectively.

         Attached as Schedule A to this Statement is information concerning the Bain Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         Except as otherwise set forth herein, the business address of the Bain Reporting Persons is 111 Huntington Avenue, Boston Massachusetts, 02199. The principal business address of Sankaty Investors and Sankaty Investors II is Reid House, 31 Church Street, Hamilton Hm 12, Bermuda. The principal business address of PEP is Level 34, The Chiefley Tower, 2 Chiefley Square, Sydney, New South Wales, Australia.

         Each of the MDP Investors is principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for the MDP Entities. MDP is engaged primarily in the business of serving as the general partner for MDP III and ultimate general partner of the MDP Investors.

         Attached as Schedule B to this Statement is information concerning the
                     ----------
MDP Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         The address of the principal business of the MDP Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

         During the past five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 27 of 48 Pages

          Item 4. Purpose of Transaction.

          Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

          On November 29, 1999, Sankaty transferred to Sankaty II an aggregate of 928.125 shares of Preferred Stock.

          On November 13, 2001, the Investors sold an aggregate of 1,700,000 shares of Common Stock in a firm commitment underwritten offering contemplated by the registration statement on Form S-3 (Registration No. 333-68622) at a price per share (after applicable underwriting discounts and commissions) of $48.796. On November 16, 2001, the Investors sold an additional 87,750 shares of Common Stock as a result of the partial exercise of the over-allotment option granted to the underwriters at the same price per share.

          The table set forth below sets forth the number of shares sold by the Investors in the offering.

                                                                              Shares Owned
                                                                             After Offering
                                                                       -------------------------
                                                      Shares Sold in
                                                         Offering        Number   Percentage (1)
                                                      --------------   ---------  --------------
MDP Investors:
   Madison Dearborn Capital Partners III, L.P......          870,960   1,360,140      6.9%
   Madison Dearborn Special Equity III, L.P........           19,339      30,201        *
   Special Advisors Fund I, LLC....................            3,576       5,584        *
                                                      --------------   ---------  --------------
         Total.....................................          893,875   1,395,925      7.0%

Bain Investors:
   Bain Capital Fund VI, L.P.......................          611,658     942,946      4.9
   BCIP Associates II..............................          108,141     166,887        *
   BCIP Associates II-B............................           14,823      22,879        *
   BCIP Associates II-C............................           31,777      48,988        *
   BCIP Trust Associates II........................           31,089      47,754        *
   BCIP Trust Associates II-B......................            4,962       7,621        *
   PEP Investments Pty. Limited....................            2,039       3,143        *
   Brookside Capital Partners Fund L.P.............           44,694      68,651        *
   Sankaty High Yield Asset Partners, L.P..........           22,347      34,325        *
   Sankaty High Yield Partners II, L.P.............           22,347      34,325        *
                                                      --------------   ---------  --------------
         Total.....................................          893,875   1,358,200      6.9%

_______________
* Less than 1%

(1) The percentages in this column were calculated in accordance with Rule 13d-3 of the Exchange Act on the basis of a total of 18,440,098 shares of Common Stock outstanding as of November 13, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 31, 2001 (the "Form 10-Q").

                              Page 28 of 48 Pages

         Item 5.  Interest in Securities of the Issuer.

         As of November 15, 2001, each share of Preferred Stock (including accrued and unpaid dividends thereon) was convertible into 61.08 shares of Common Stock. All assumed conversion numbers included in this Amendment are as of November 15, 2001.

         By virtue of its beneficial ownership of 15,437.45 shares of Preferred Stock, BCF VI beneficially owns 922,946 shares of Common Stock. Such 15,437.45 shares of Preferred Stock (assuming conversion of all such 15,437.45 shares of Preferred Stock into Common Stock) represent approximately 4.9% of the total number of outstanding shares of Common Stock issued and outstanding as of November 13, 2001, as reported in the Form 10-Q. BCF VI has sole voting and sole dispositive power with respect to such shares.

         BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 942,946 shares of Common Stock currently held by BCF VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 4.9% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

         By virtue of its beneficial ownership of 2,732.19 shares of Preferred Stock, BCIP II beneficially owns 166,887 shares of Common Stock. Such 2,732.19 shares of Preferred Stock (assuming conversion of all such 2,732.19 shares of Preferred Stock held by BCIP II into Common Stock) represent approximately 0.9% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II has sole voting and sole dispositive power with respect to such shares.

         By virtue of its beneficial ownership of 374.57 shares of Preferred Stock, BCIP II-B beneficially owns 22,879 shares of Common Stock. Such 374.57 shares of Preferred Stock (assuming conversion of all such 374.57 shares of Preferred Stock held by BCIP II-B into Common Stock) represent approximately 0.1% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

         By virtue of its beneficial ownership of 802.00 shares of Preferred Stock, BCIP II-C beneficially owns 48,988 shares of Common Stock. Such 802.00 shares of Preferred Stock (assuming conversion of all such 802.00 shares of Preferred Stock held by BCIP II-C into Common Stock) represent approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

         By virtue of its beneficial ownership of 781.81 shares of Preferred Stock, BCIPT II beneficially owns 47,754 shares of Common Stock. Such 781.81 shares of Preferred Stock (assuming conversion of all such 781.81 shares of Preferred Stock held by BCIPT II into Common Stock) represent approximately 0.3% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIPT II has sole voting and sole dispositive power with respect to such shares.

         By virtue of its beneficial ownership of 124.77 shares of Preferred Stock, BCIPT II-B beneficially owns 7,621 shares of Common Stock. Such 124.77 shares of Preferred Stock (assuming conversion of all such 124.77 shares of Preferred Stock held by BCIPT II-B into Common Stock)

                              Page 29 of 48 Pages
represent approximately 0.04% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 51.45 shares of Preferred Stock, PEP beneficially owns 3,143 shares of Common Stock. Such 51.45 shares of Preferred Stock (assuming conversion of all such 51.45 shares of Preferred Stock into Common Stock) represent approximately 0.02% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. PEP has sole voting and sole dispositive power with respect to such shares.

     BCI, as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 942,946 shares of Common Stock currently held by BCP VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 4.9% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCI, as the managing partner of the BCIP Entities, may be deemed to share voting and dispositive power with respect to 297,272 shares of Common Stock currently held by the BCIP Entities (assuming conversion of all of the shares of Preferred Stock held by the BCIP Entities into Common Stock), which represents approximately 1.6% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. In addition, by power of attorney, BCI has the right to vote and dispose of the securities owned by PEP. The filing of this Statement by BCI shall not be construed as an admission that BCI is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI, the BCIP Entities or PEP.

     By virtue of its beneficial ownership of 1,123.92 shares of Preferred Stock, Brookside beneficially owns 68,651 shares of Common Stock. Such 1,123.92 shares of Preferred Stock (assuming conversion of all such 1,123.92 shares of Preferred Stock into Common Stock) represent approximately 0.4% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Brookside has sole voting and sole dispositive power with respect to such shares.

         Brookside Investors, as the sole general partner of Brookside, may be deemed to share voting and dispositive power with respect to 68,651 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred held by Brookside into Common Stock), which represents approximately 0.4% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Brookside Investors shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

     BCM, as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 68,651 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred Stock held by Brookside into Common Stock), which represents approximately 0.4% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Brookside Inc. shall not be construed as an admission that BCM is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

     By virtue of its beneficial ownership of 561.96 shares of Preferred Stock, Sankaty beneficially owns 34,325 shares of Common Stock. Such 561.96 shares of Preferred Stock (assuming conversion of all such 561.96 shares of Preferred Stock into Common Stock) represent approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Sankaty has sole voting and sole dispositive power with respect to such shares.

                              Page 30 of 48 Pages

       Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 34,325 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty LLC shall not be construed as an admission that Sankaty LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

       Sankaty Investors, as the managing member of Sankaty LLC, may be deemed to share voting and dispositive power with respect to 34,325 shares of Common Stock currently held by Sankaty (assuming conversion of all of the Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty Investors shall not be construed as an admission that Sankaty Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

       By virtue of its beneficial ownership of 561.96 shares of Preferred Stock, Sankaty II beneficially owns 34,325 shares of Common Stock. Such 561.96 shares of Preferred Stock (assuming conversion of all such 561.96 shares of Preferred Stock into Common Stock) represent approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Sankaty has sole voting and sole dispositive power with respect to such shares.

       Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 34,325 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty II LLC shall not be construed as an admission that Sankaty II LLC is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

       Sankaty Investors II, as the managing member of Sankaty II LLC, may be deemed to share voting and dispositive power with respect to 34,325 shares of Common Stock currently held by Sankaty II (assuming conversion of all of the Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty Investors II shall not be construed as an admission that Sankaty Investors II is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

       By virtue of its beneficial ownership of 22,267.55 shares of Preferred Stock, MDCP beneficially owns 1,360,140 shares of Common Stock. Such 22,267.55 shares of Preferred Stock (assuming conversion of all such 22,267.55 shares of Preferred Stock into Common Stock) represent approximately 6.9% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. MDCP has sole voting and sole dispositive power with respect to such shares.

       By virtue of its beneficial ownership of 494.44 shares of Preferred Stock, MDSE beneficially owns 30,201 shares of Common Stock. Such 494.44 shares of Preferred Stock (assuming conversion of all such 494.44 shares of Preferred Stock into Common Stock) represent approximately 0.2% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. MDSE has sole voting and sole dispositive power with respect to such shares.

       By virtue of its beneficial ownership of 91.42 shares of Preferred Stock, SAF beneficially owns 5,584 shares of Common Stock. Such 91.42 shares of Preferred Stock (assuming conversion

                              Page 31 of 48 Pages
of all such 91.42 shares of Preferred Stock into Common Stock) represent approximately 0.03% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. SAF has sole voting and sole dispositive power with respect to such shares.

       MDP III, as the sole general partner of the MDP Investors, may be deemed to share voting and dispositive power with respect to 1,395,925 shares of Common Stock currently held by the MDP Investors (assuming conversion of all of the shares of Preferred Stock held by the MDP Investors into Common Stock), which represents approximately 7.0% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by MDP III shall not be construed as an admission that MDP III is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the MDP Investors.

       MDP, as the sole general partner of MDP III, may be deemed to share voting and dispositive power with respect to 1,395,925 shares of Common Stock currently held by MDP III (assuming conversion of all of the shares of Preferred Stock held by MDP III into Common Stock), which represents approximately 7.0% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by MDP shall not be construed as an admission that MDP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDP III.

       The Bain Investors and the MDP Investors have agreed to vote their shares of Preferred Stock in accordance with the terms of an Inter-Investor Agreement. A copy of the Inter-Investor Agreement is attached hereto as Exhibit F and is
                                                             ---------
incorporated by reference herein. Each of the Investors have agreed between themselves to exercise the powers and rights conferred upon them by the Purchase Agreement, Registration Rights Agreement and Corporate Governance Agreement in accordance with the provisions of the Inter-Investor Agreement. The following summary is qualified in its entirety by reference to the detailed provisions of the Inter-Investor Agreement.

Inter-Investor Agreement
------------------------

Voting Rights. Pursuant to the terms of the Inter-Investor Agreement, the Investors have agreed that during such time as they collectively hold the right to elect two directors to the Issuer's board of directors and each of the Bain Investors and MDP Investors continue to hold at least 50% of the Preferred Stock, one representative shall be designated to serve on the board by a majority of the Bain Investors and one representative shall be designated to serve on the board by a majority of the MDP Investors. During such time as the Investors have the right to elect two directors to the board and either the Bain Investors or MDP Investors no longer hold 50% of the Preferred Shares, two representatives shall be designated by the group of investors that has not ceased to hold 50% of the Preferred Stock. During such time as the Investors have the right to elect a single director to serve on the Issuer's board of directors, the single representative shall be designated by the Bain Investors if the Bain Investors hold a majority of the Preferred Stock, or the single representative shall be designated by the MDP Investors if the MDP Investors hold a majority of the Preferred Stock.

Transfer of Shares. If a holder of Preferred Stock wishes to transfer its shares of Preferred Stock, unless such transfer is pursuant to the terms of a redemption provision under the Certificate of Designation, pursuant to a registered securities offering under the Securities Act of 1933 as amended, or pursuant to a public sale, the transfer of shares must be pursuant to the terms of the Inter-Investor Agreement. Where any holder of Preferred Stock (the "First Shareholder") contemplates a transfer of its shares and the effect of such transfer would dispossess the other holders of Preferred Stock (the "Other Shareholders") of existing rights under the Purchase Agreement, Registration Rights Agreement, Corporate Governance Agreement or Certificate of Designation, including the right to elect two directors to the Issuer's board of directors, the First Shareholder shall

                              Page 32 of 48 Pages
notify the Other Shareholders of the terms and conditions of its proposed transaction and the Other Shareholders shall have the opportunity to negotiate the purchase of all of the Preferred Shares of the First Shareholder.

       As a result of the terms of the Inter-Investor Agreement, the Bain Investors and the MDP Investors may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, by virtue of their beneficial ownership of 45,405.49 shares of Preferred Stock, the Investors beneficially own 2,773,445 shares of Common Stock. Such 45,405.49 shares of Preferred Stock (assuming conversion of all such 45,405.49 shares of Preferred Stock into Common Stock) represent approximately 13.1% of the total number of outstanding shares of Common Stock as represented in the Form 10-Q. The filing of this Statement by the Investors shall not be construed as an admission that the Investors are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the shares held by the Investors.

       Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purpose of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

       Item 7. Material to be filed as Exhibits.

       Exhibit A - Joint Filing Agreement.
       Exhibit B - Power of Attorney.

                               Page 33 of 48 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to 13D Statement is true, complete and correct.

Date: November 20, 2001             BAIN CAPITAL FUND VI, L.P.
                                    By: Bain Capital Partners VI, L.P.,
                                         its General Partner

                                    By: Bain Capital Investors LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


Date: November 20, 2001             BAIN CAPITAL PARTNERS VI, L.P.
                                    By: Bain Capital Investors LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


Date: November 20, 2001             BAIN CAPITAL INVESTORS, LLC


                                    By: /s/ Dennis M. Myers
                                       ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


Date: November 20, 2001             SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                                    By: Sankaty High Yield Asset Investors, LLC,
                                         its General Partner

                                    By: Sankaty Investors, LLC,
                                         its Managing Member


                                    By: /s/ Dennis M. Myers
                                       ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


                              Page 34 of 48 Pages

Date: November 20, 2001             SANKATY HIGH YIELD ASSET INVESTORS, LLC
                                    By: Sankaty Investors, LLC,
                                         its Managing Member

                                    By: /s/ Dennis M. Myers
                                        ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY INVESTORS, LLC


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY HIGH YIELD PARTNERS II, L.P.

                                    By: Sankaty High Yield Asset Investors, II,
                                        LLC, its General Partner
                                    By: Sankaty Investors II, LLC, its Managing
                                        Member


                                    By: /s/ Dennis M. Myers
                                        ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY HIGH YIELD ASSET INVESTORS II, LLC

                                    By: Sankaty Investors II, LLC, its Managing
                                        Member


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY INVESTORS II, LLC



                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact

                              Page 35 of 48 Pages

Date: November 20, 2001             BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                    By: Brookside Capital Investors, L.P.,
                                         its General Partner

                                    By: Brookside Capital Management, LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                        ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BROOKSIDE CAPITAL INVESTORS, L.P.
                                    By: Brookside Capital Management, LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BROOKSIDE CAPITAL MANAGEMENT, LLC

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BCIP ASSOCIATES II
                                    BCIP TRUST ASSOCIATES II
                                    BCIP ASSOCIATES II-B
                                    BCIP TRUST ASSOCIATES II-B
                                    BCIP ASSOCIATES II-C
                                    By: Bain Capital Investors, LLC,
                                         their Managing Partner

                                    By: /s/ Dennis M. Myers
                                        ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact

                               Page 36 of 48 Pages

Date: November 20, 2001             PEP INVESTMENTS PTY LIMITED
                                    By:  Bain Capital Investors, LLC,
                                          its Attorney-in-Fact

                                    By:    /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


Date: November 20, 2001             MADISON DEARBORN CAPITAL PARTNERS III, L.P.
                                    By:  Madison Dearborn Partners III, L.P.,
                                          its General Partner

                                    By:  Madison Dearborn Partners, LLC,
                                          its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:


Date: November 20, 2001             MADISON DEARBORN SPECIALTY EQUITY III, L.P.
                                    By:  Madison Dearborn Partners III, L.P.
                                          its General Partner

                                    By:  Madison Dearborn Partners, LLC
                                          its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:


Date: November 20, 2001             SPECIAL ADVISORS FUND I, LLC
                                    By:  Madison Dearborn Partners III, L.P.
                                          its Manager

                                    By:  Madison Dearborn Partners, LLC,
                                          its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:

                              Page 37 of 48 Pages

Date: November 20, 2001             MADISON DEARBORN PARTNERS III, L.P.
                                    By:  Madison Dearborn Partners, LLC,
                                          its General Partner


                                    By:   /s/ Thomas R. Reusche
                                       -----------------------------------
                                    Name: Thomas R. Reusche
                                    Title:



Date: November 20, 2001             MADISON DEARBORN PARTNERS, LLC


                                    By:   /s/ Thomas R. Reusche
                                       -----------------------------------
                                    Name: Thomas R. Reusche
                                    Title:

                              Page 38 of 48 Pages

                                   SCHEDULE A

        Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors, LLC ("BCI") is the sole general partner of BCP VI. BCI is the managing general partner for BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C, BCIP Trust Associates II and BCIP Trust Associates II-B. The following persons are members and executive officers of BCI: Joshua Bekenstein (Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Managing Director), Michael A. Krupka (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Managing Director), Robert F. White (Managing Director), Dwight Poler (Managing Director) and Joseph P. Pretlow (Managing Director). In addition, Roy Edgar Brakeman III, Jonathan S. Lavine and Domenic Ferrante are also members of BCI.

        Brookside Capital Investors, L.P. ("Brookside Investors") is the sole general partner of Brookside Capital Partners Fund, L.P. ("Brookside"). Brookside Capital Management, LLC ("BCM") is the sole general partner of Brookside Investors. Roy Edgar Brakeman, III is the Managing Member of BCM. In addition, the following persons serve as executive officers for Brookside: Roy Edgar Brakeman, III (Managing Director); and Domenic Ferrante (Managing Director).

        Sankaty High Yield Asset Investors, LLC ("Sankaty LLC") is the sole general partner of Sankaty High Yield Asset Partners, L.P. ("Sankaty"). Sankaty Investors, LLC ("Sankaty Investors") is the Managing Member of Sankaty LLC. Jonathan S. Lavine is the Managing Member of Sankaty Investors. In addition, the following persons serve as executive officers for Sankaty: Jonathan S. Lavine (Managing Director and Chief Investment Officer); Diane J. Exter (Managing Director and Portfolio Manager), Kristin Mugford (Managing Director and Portfolio Manager), and Stacy Braatz (Secretary).

        Sankaty High Yield Asset Investors II, LLC ("Sankaty II LLC") is the sole general partner of Sankaty High Yield Partners II, L.P. ("Sankaty II"). Sankaty Investors II, LLC ("Sankaty Investors II") is the Managing Member of Sankaty II LLC. Jonathan S. Lavine is the Managing Member of Sankaty Investors
II. In addition, the following persons serve as executive officers of Sankaty
II: Jonathan S. Lavine (Managing Director and Chief Investment Officer); Diane
J. Exter (Managing Director and Portfolio Manager), Kristian Mugford (Managing Director and Portfolio Manager), and Stacy Braatz (Secretary).

        Unless otherwise noted, the business address for each of the foregoing persons is 111 Huntington Avenue, Boston, MA 02199. The business address for Messrs. Conard and Pretlow is Bain Capital NY, LLC, 745 5/th/ Avenue, New York, NY 10151 and for Mr. Poler is Bain Capital, LTD, 12 St. James Square, London SW1Y4RB, United Kingdom. Unless otherwise noted, the principal occupation of each of the foregoing persons is serving as a Managing Director of Bain Capital, LLC and its affiliated investment funds.

                              Page 39 of 48 Pages

                                   SCHEDULE B

        Madison Dearborn Partners III, L.P. ("MDP III") is the sole general partner of Madison Dearborn Capital Partners III, L.P. ("MDCP III"), Madison Dearborn Special Equity III, L.P. ("MDSE III") and Special Advisors Fund I LLC ("SAF"). Madison Dearborn Partners, LLC ("MDP") is the sole general partner of MDP III. The directors and executive officers of MDP are as follows: John A. Canning, Jr. (Director, executive officer and President); Paul J. Finnegan (Managing Director); William J. Hunckler, III (Managing Director); Samuel M. Mencoff (Managing Director); Paul R. Wood (Managing Director); Justin S. Huscher (Managing Director); Benjamin D. Chereskin (Managing Director); Thomas R. Reusche (Managing Director); James N. Perry, Jr. (Managing Director); Nicholas
W. Alexos (Managing Director); Timothy P. Sullivan (Managing Director); Gary J. Little (Managing Director); David F. Mosher (Managing Director); and Robin P. Selati (Managing Director). The business address for each of the foregoing persons is Three First National Plaza, Suite 3800, Chicago, IL 60602. The principal occupation of each of the foregoing persons is serving as a Managing Director of MDP.

                              Page 40 of 48 Pages

                                                                       Exhibit A

                       SCHEDULE 13D JOINT FILING AGREEMENT

        The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

        (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

        (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *

                               Page 41 of 48 Pages

        In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.


Date: November 20, 2001             BAIN CAPITAL FUND VI, L.P.
                                    By: Bain Capital Partners VI, L.P.,
                                         its General Partner

                                    By: Bain Capital Investors LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BAIN CAPITAL PARTNERS VI, L.P.
                                    By: Bain Capital Investors LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date November 20, 2001              BAIN CAPITAL INVESTORS, LLC


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                                    By: Sankaty High Yield Asset Investors, LLC,
                                         its General Partner

                                    By: Sankaty Investors, LLC,
                                         its Managing Member


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact

                              Page 42 of 48 Pages

Date: November 20, 2001             SANKATY HIGH YIELD ASSET INVESTORS, LLC
                                    By: Sankaty Investors, LLC,
                                         its Managing Member

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date November 20, 2001              SANKATY INVESTORS, LLC


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY HIGH YIELD PARTNERS II, L.P.

                                    By: Sankaty High Yield Asset Investors, II,
                                        LLC, its General Partner
                                    By: Sankaty Investors II, LLC, its Managing
                                        Member


                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY HIGH YIELD ASSET INVESTORS II, LLC

                                    By: Sankaty Investors II, LLC, its Managing
                                        Member

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             SANKATY INVESTORS II, LLC



                                    By: /s/ Dennis M. Myers
                                        ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


                              Page 43 of 48 Pages

Date: November 20, 2001             BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                    By: Brookside Capital Investors, L.P.,
                                         its General Partner

                                    By: Brookside Capital Management, LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BROOKSIDE CAPITAL INVESTORS, L.P.
                                    By: Brookside Capital Management, LLC,
                                         its General Partner

                                    By: /s/ Dennis M. Myers
                                       ----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BROOKSIDE CAPITAL MANAGEMENT, LLC

                                    By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact



Date: November 20, 2001             BCIP ASSOCIATES II
                                    BCIP TRUST ASSOCIATES II
                                    BCIP ASSOCIATES II-B
                                    BCIP TRUST ASSOCIATES II-B
                                    BCIP ASSOCIATES II-C
                                    By: Bain Capital Investors, LLC,
                                         their Managing Partner

                                    By: /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact

                              Page 44 of 48 Pages

Date: November 20, 2001             PEP INVESTMENTS PTY LIMITED
                                    By:   Bain Capital Investors, LLC,
                                           its Attorney-in-Fact


                                    By:    /s/ Dennis M. Myers
                                       -----------------------------------------
                                    Name:  Dennis M. Myers
                                    Title: Attorney-in-Fact


Date: November 20, 2001             MADISON DEARBORN CAPITAL PARTNERS III, L.P.
                                    By:   Madison Dearborn Partners III, L.P.,
                                           its General Partner

                                    By:   Madison Dearborn Partners, LLC,
                                           its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:


Date: November 20, 2001             MADISON DEARBORN SPECIALTY EQUITY III, L.P.
                                    By:   Madison Dearborn Partners III, L.P.
                                           its General Partner

                                    By:   Madison Dearborn Partners, LLC
                                           its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:


Date: November 20, 2001             SPECIAL ADVISORS FUND I, LLC
                                    By:   Madison Dearborn Partners III, L.P.
                                           its Manager

                                    By:   Madison Dearborn Partners, LLC,
                                           its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:

                              Page 45 of 48 Pages

Date: November 20, 2001             MADISON DEARBORN PARTNERS III, L.P.
                                    By:   Madison Dearborn Partners, LLC,
                                           its General Partner


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:


Date: November 20, 2001             MADISON DEARBORN PARTNERS, LLC


                                    By:    /s/ Thomas R. Reusche
                                       -----------------------------------------
                                    Name:  Thomas R. Reusche
                                    Title:

                              Page 46 of 48 Pages

                                                                       Exhibit B

                                POWER OF ATTORNEY

          KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Jeffrey C. Hammes, Dennis M. Myers and Stephen D. Oetgen, each of the law firm of Kirkland & Ellis, signing singly, the undersigned's true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of shares of Common Stock of Stericycle, Inc., a Delaware corporation (the "Company"), any
Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and any Forms 3, 4, and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act;
(ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D,
Schedule 13G, Form 3, 4, or 5 and timely file such forms with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on or approved for quotation in, if any; and
(iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

          The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                              Page 47 of 48 Pages

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20/th/ day of November 2001.


                                  SANKATY HIGH YIELD PARTNERS II, L.P.

                                  By: Sankaty High Yield Asset Investors, II, LLC, its General Partner
                                  By: Sankaty Investors II, LLC, its Managing Member


                                  By:    /s/ Jonathan S. Lavine
                                     -------------------------------------------
                                  Name:  Jonathan S. Lavine
                                  Title: Managing Director


                                  SANKATY HIGH YIELD ASSET INVESTORS II, LLC

                                  By: Sankaty Investors II, LLC, its Managing Member


                                  By:    /s/ Jonathan S. Lavine
                                     -------------------------------------------
                                  Name:  Jonathan S. Lavine
                                  Title: Managing Director


                                  SANKATY INVESTORS II, LLC


                                  By:    /s/ Jonathan S. Lavine
                                     -------------------------------------------
                                  Name:  Jonathan S. Lavine
                                  Title: Managing Director

                              Page 48 of 48 Pages